UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D

1	Name of Reporting Persons Magnum Opus International Holdings Limited
Check the Appropriate Box if a Member of a Group
2	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 8,809,020
		8	Shared Voting Power 0
		9	Sole Dispositive Power 8,809,020
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,809,020
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%[1]
14	Type of Reporting Person (See Instructions) CO

1 Based on 80,083,248 Ordinary Shares currently outstanding and the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum Note (as defined below).

This Schedule 13D is being filed by Magnum Opus International Holdings Limited (“Magnum”). This Schedule 13D amends the information concerning Magnum in the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2014 by Magnum, Yuen Kam (“Mr. Kam”) and Cordlife Group Limited (“Cordlife”), as previously amended and supplemented by amendments to Schedule 13D filed on October 17, 2014 and November 10, 2014 (as so amended, the “Original Schedule 13D”).

Item 1.         Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), of China Cord Blood Corporation (the “Company” or “Issuer”). The Issuer’s principal executive office is located at 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Item 2.         Identity and Background.

(a) — (c) and (f)

Magnum, a company wholly owned by Mr. Kam, was incorporated on June 17, 2014 and has not engaged in any business other than in relation to the transactions contemplated by the Note Sale Agreement (as defined below) and the Magnum Purchase Agreement (as defined below). Its registered office is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

Mr. Kam, a citizen of Hong Kong S.A.R., is a director of Magnum. His present principal occupation is serving as the chairman and chief executive officer of Golden Meditech Holdings Limited (“Golden Meditech”) and the chairman and a director of the Company. His business address is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Albert Chen (“Mr. Chen”), a citizen of Hong Kong S.A.R., is a director of Magnum. His present principal occupation is serving as the chief financial officer and a director of the Company. His business address is 48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

(d) — (e)

During the past five years, neither Magnum nor, to the best knowledge of Magnum, either Mr. Kam or Mr. Chen has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Pursuant to a convertible note sale agreement (the “Note Sale Agreement”), dated as of August 25, 2014, by and among Golden Meditech, Cordlife and Magnum, Golden Meditech sold to each of Cordlife and Magnum, and each of Cordlife and Magnum purchased from Golden Meditech, on a several and not joint basis, 50% of a 7% senior convertible note due 2017 issued by the Company to Golden Meditech on October 3, 2012 in the principal amount of US$50,000,000.

Pursuant to the Note Sale Agreement, the Company issued to Magnum a 7% senior convertible note due 2017 in the principal amount of US$25,000,000 (the “Magnum Note”), without any consideration to the Company. The conversion price under the Magnum Note is US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the Magnum Note entitles the holder thereof, subject to the terms and conditions thereof, to receive 8,809,020 Ordinary Shares upon conversion of such note. The closing of the Note Sale Agreement took place on November 10, 2014.

The aggregate amount of funds used by Magnum to purchase the Magnum Note under the Note Sale Agreement was US$44,045,000. These funds were provided pursuant to a facility agreement between Cordlife and Magnum (the “Facility Agreement”), dated as of August 25, 2014,  pursuant to which Cordlife agreed to lend Magnum funds in an aggregate amount of up to US$46,500,000 for the purposes of financing (i) the consideration payable by Magnum for the Magnum Note pursuant to the Note Sale Agreement and (ii) the costs, fees and expenses incurred by Magnum in connection with the transactions contemplated in the Note Sale Agreement, in each case, upon the terms and subject to the conditions specified in the Facility Agreement.

Pursuant to the Facility Agreement, Cordlife and Magnum entered into a security agreement (the “Security Agreement”), dated as of October 17, 2014. Under the terms of the Security Agreement, Magnum has pledged to Cordlife and granted to Cordlife a security interest on all of Magnum’s right, title and interest in, to and under (i) the Magnum Note (including all rights to payment thereunder), (ii) any shares or other equity securities acquired by Magnum pursuant to the Magnum Note (the “Converted Securities”), and any other assets issued on account of the Converted Securities, (iii) the Registration Rights Agreement (as defined below) and any claims thereunder, (iv) any cash and non-cash proceeds and supporting obligations with respect to any of the foregoing and (v) any and all books and records of Magnum related to the foregoing.

Pursuant to the Facility Agreement, Cordlife and Magnum entered into an accounts charge (the “Accounts Charge”), dated as of October 17, 2014. Under the terms of the Accounts Charge, Magnum has charged in favor of Cordlife by way of first fixed charge, and has assigned to Cordlife (i) the United States dollar denominated account opened or to be opened in the name of Magnum and any sub-accounts opened under such account and any other account or accounts which may replace such account or sub-accounts (the “Accounts”), (ii) all its present and future right, title and interest in or to the Accounts and (iii) all amounts (including interest) standing to the credit of the Accounts.

The description of the Note Sale Agreement, the Facility Agreement, the Security Agreement, the Accounts Charge and the Magnum Note in this Item 3 is qualified in its entirety by reference to the complete text of (i) the Note Sale Agreement included as Exhibit 1, (ii) the Facility Agreement included as Exhibit 2, (iii) the Security Agreement included as Exhibit 3, (iv) the Accounts Charge included as Exhibit 4 and (v) the Magnum Note included as Exhibit 5, which are incorporated by reference in their entirety into this Item 3.

Item 4.         Purpose of Transaction.

Magnum purchased the Magnum Note under the Note Sale Agreement for investment purposes.

Pursuant to a purchase agreement (the “Magnum Purchase Agreement”), dated as of May 8, 2015, between Magnum and Golden Meditech, Magnum has agreed to sell to Golden Meditech, and Golden Meditech has agreed to purchase from Magnum, the Magnum Note.

Pursuant to the Magnum Purchase Agreement, Magnum will cause the Company to issue to Golden Meditech a 7% senior unsecured convertible note with an aggregate principal amount of US$25,000,000 due 2017 (the “Magnum-GM Note”), without any consideration to the Company. The Magnum Note will be surrendered to the Company for cancellation. Pursuant to the Magnum Purchase Agreement, the Magnum-GM Note will be substantially in the form of the Magnum Note. The conversion price under the Magnum-GM Note will be US$2.838 (as may be adjusted in accordance with its terms), and accordingly, the Magnum-GM Note will entitle Golden Meditech, subject to the terms and conditions thereof, to receive 8,809,020 Ordinary Shares upon conversion of the Magnum-GM Note.

The purchase price for the Magnum-GM Note will be the aggregate of (i) US$5,100,000, (ii) the product of (A) US$6.40 and (B) the total number of Ordinary Shares into which the Magnum Note is convertible (the “Magnum Conversion Shares”) as of the date of completion of the sale of the Magnum Note (the “Magnum Completion Date”), (iii) the total amount of interest accrued but unpaid on the Magnum Note during the period from October 3, 2014 to the Magnum Completion Date and (iv) if the Company declares a dividend or other distribution payable to the holders of Ordinary Shares (a “Distribution”) between the date of the Magnum Purchase Agreement and the Magnum Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of the Magnum Conversion Shares as of the Magnum Completion Date, to the extent that such Distribution shall not have been paid to Magnum prior to the Magnum Completion Date.

If the Final Acquisition Price (as defined below) is higher than US$6.40, Golden Meditech will also pay to Magnum an amount equal to the product of (a) the positive difference between the Final Acquisition Price and US$6.40 and (b) the total number of the Magnum Conversion Shares as of the Magnum Completion Date. The “Final Acquisition Price” means the sum of (x) the consideration per Ordinary Share paid to holders of the Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any), and (y) the amount per Ordinary Share of all Distributions declared after the Magnum Completion Date and prior to the closing of the Acquisition, if any. The “Acquisition” refers to the proposed acquisition by Golden Meditech or one of its controlled affiliates of the outstanding Ordinary Shares not currently owned by Golden Meditech or its affiliates pursuant to a merger of the Company with a controlled affiliate of Golden Meditech, resulting in a delisting of the Company from the New York Stock Exchange.

The completion of the sale of the Magnum Note is conditional upon, among other things, Golden Meditech obtaining the approval from Golden Meditech’s shareholders, at a duly convened meeting, of the purchase of the Magnum Note by Golden Meditech, and the termination of the Security Agreement. The completion of the sale of the Magnum Note is not conditional on the closing of the Acquisition or the approval of the Acquisition by the shareholders of the Company or Golden Meditech.

The description of the Magnum Purchase Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Magnum Purchase Agreement, a copy of which is attached hereto as Exhibit 7 and is incorporated by reference in its entirety into this Item 4.

The description of the Note Sale Agreement, the Facility Agreement, the Security Agreement, the Accounts Charge and the Magnum Note in Item 3 is incorporated herein by reference in its entirety.

Except as set forth in this Item 4 and disclosed in the Amendment No. 8 to Schedule 13D jointly filed with the SEC on April 27, 2015 by Golden Meditech Stem Cells (BVI) Company Limited, Golden Meditech, Bio Garden Inc. (“Bio Garden”) and Mr. Kam (as amended), neither Magnum nor, to the best knowledge of Magnum, either Mr. Kam or Mr. Chen has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Magnum may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a) - (b)

Magnum currently beneficially owns 8,809,020 Ordinary Shares, representing approximately 9.9% of the outstanding Ordinary Shares of the Company (based on 80,083,248 Ordinary Shares currently outstanding and the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum Note). Upon completion of the sale of the Magnum Note pursuant to the Magnum Purchase Agreement, Magnum will no longer beneficially own any Ordinary Shares.

Mr. Kam currently beneficial owns 16,331,851 Ordinary Shares, consisting of (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 7,165,500 of the 30,681,266 Ordinary Shares beneficially owned by Golden Meditech, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note. Mr. Kam may be deemed to have beneficial ownership of 23.354644% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam and warrants held by Bio Garden to purchase additional ordinary shares of Golden Meditech. Mr. Kam is the founder of certain discretionary trusts which own the entire issued share capital of Bio Garden. Mr. Kam’s current beneficial ownership in the Company represents approximately 18.4% of the outstanding Ordinary Shares of the Company (based on 80,083,248 Ordinary Shares currently outstanding and the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum Note).

Mr. Chen currently beneficially owns 393,064 Ordinary Shares, including 71,466 Ordinary Shares owned by his spouse. Mr. Chen’s current beneficial ownership in the Company represents approximately 0.5% of the outstanding Ordinary Shares of the Company (based on 80,083,248 Ordinary Shares currently outstanding).

The description of the Magnum Purchase Agreement in Item 4 is incorporated herein by reference in its entirety.

(c) Except as disclosed in this Schedule 13D, Magnum, and to the best knowledge of Magnum, neither Mr. Kam nor Mr. Chen has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Ordinary Shares beneficially owned by Magnum, or to the best knowledge of Magnum, beneficially owned by Mr. Kam or Mr. Chen.

(e) Not applicable.

 Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Note Sale Agreement, on November 10, 2014, Magnum executed the counterpart signature page to the registration rights agreement (the “Registration Rights Agreement”), dated as of October 3, 2012, between Golden Meditech and the Company, which acknowledges that Magnum shall become a party to the Registration Rights Agreement as though an original party thereto. A copy of such signature page to the Registration Rights Agreement is attached hereto as Exhibit 6 and is incorporated by reference in its entirety into this Item 6.

The description of the Note Sale Agreement, the Facility Agreement, the Security Agreement, the Accounts Charge and the Magnum Note in Item 3 and the Magnum Purchase Agreement in Item 4 is incorporated herein by reference in its entirety.

Item 7.         Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description

1	Convertible Note Sale Agreement, dated as of August 25, 2014, by and among Golden Meditech, Cordlife and Magnum, incorporated by reference to Exhibit 99.3 to the Original Schedule 13D.

2	Facility Agreement, dated as of August 25, 2014, between Cordlife and Magnum, incorporated by reference to Exhibit 99.5 to the Original Schedule 13D.

3	Security Agreement, dated as of October 17, 2014, between Cordlife and Magnum, incorporated by reference to Exhibit 99.6 to the Original Schedule 13D.

4	Accounts Charge, dated as of October 17, 2014, between Cordlife and Magnum, incorporated by reference to Exhibit 99.7 to the Original Schedule 13D.

5	7% Senior Convertible Note due 2017, issued to Magnum, incorporated by reference to Exhibit 99.9 to the Original Schedule 13D.

6

Counterpart signature page, dated as of November 10, 2014, among the Company, Cordlife and Magnum, to the Registration Rights Agreement, dated as of October 3, 2012, between the Company and Golden Meditech, incorporated by reference to Exhibit 99.10 to the Original Schedule 13D.

7

Purchase Agreement, dated as of May 8, 2015, between Magnum and Golden Meditech, incorporated by reference to Exhibit 17 to the Amendment No. 10 to Schedule 13D jointly filed by Golden Meditech Stem Cells (BVI) Company Limited, Golden Meditech, Bio Garden and Mr. Kam with the SEC on May 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015

MAGNUM OPUS INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director